Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) 6 March 2025 As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment. On 3 March 2025, Katie Jackson received vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. The MSA included in this announcement were granted as compensation for the loss of awards from her previous employer, consistent with the terms of our 2024 Remuneration Policy. Security Name of PDMR/KMP Conditional Award Granted No. of Shares Vested No. of Shares Sold Price per Share No. of Shares Retained Date of Transaction Rio Tinto plc shares Jackson, Katie 3,547 3,547 (1,646) GBP 48.698835 1,901 03/03/2025 FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.7

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com